Exhibit 99.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 17, 2017, with respect to the consolidated financial statements of iSheriff, Inc. for the years ended June 30, 2016 and 2015 included in this Report on Form 6-K. We consent to the incorporation by reference of said report in the Registration Statements of Mimecast Limited on Form F-3 File No. 333-215642 and on Form S-8 File No. 333-208384.

/s/ Grant Thornton LLP

Boston, Massachusetts

March 7, 2017